SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA

NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

March 19, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3628

Attention: Mellissa Duru

> **Re:** **Consolidated-Tomoka Land Co. Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") Filed March 9, 2009 by Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., Renaissance Global Markets Fund, Wintergreen Advisers, LLC and Wintergreen GP, LLC, File No. 1-11350**

Dear Ms. Duru:

      I received your letter dated March 13, 2009 setting forth your comments on the Proxy Statement filed by Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, Wintergreen Partners Offshore Master Fund, Ltd., Renaissance Global Markets Fund, Wintergreen Advisers, LLC and Wintergreen GP, LLC (collectively, the "Wintergreen Entities," and together with David J. Winters, "Wintergreen"). The comments and Wintergreen's responses to the comments are discussed below.

General

Comment:	*Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).*
Response:	The first page of the Proxy Statement and the form of proxy have been revised to reflect this comment.
Comment:	*Please explain to us why you have not included Mr. Winter as a*

participant in this solicitation. In this regard, we note that Mr. Winter is a principal of the entities that are identified as filing persons and is a part of the group that jointly filed beneficial ownership reports reflecting ownership of the shares in Consolidated-Tomoka Land Co. Please refer to Instruction 3 of Item 4 of Schedule 14A.

Response: We have revised the Proxy Statement to include Mr. Winters as a participant in this solicitation.

Comment: *Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically, disclosure regarding the advance notice provisions and our compliance with such provisions has been added to Page 5 of the Proxy Statement.

Comment: *Please insert page numbers in the proxy statement.*

Response: Page numbers have been inserted into the Proxy Statement.

Cover Letter

Comment: *Please revise the cover page to clearly state that the persons and entities listed are beneficial owners rather than "may be deemed" to be beneficial owners. Please make a corresponding revision in the section "Other Participant Information."*

Response: The cover page and the section "Other Participant Information" in the Proxy Statement have been revised to disclose the fact that Wintergreen Advisers, LLC and David J. Winters are beneficial owners of the shares owned by the Wintergreen Funds, and that Wintergreen GP, LLC as general partner of Wintergreen Partners Fund, LP beneficially owns the shares owned by Wintergreen Partners Fund, LP.

Background to the Solicitation

Comment: *Please revise your disclosure to direct shareholders to the location where each of the documents you reference in this section is publicly filed. In this regard, we note that information appears to have been included in a series of amendments to Schedule 13D and exhibits to Forms 8-K filed by Wintergreen and the company. To the extent documents described in this section are not publicly available, please supplementally provide us with such documents.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically under the heading "Background to the Solicitation," the disclosure has been revised to direct shareholders to the location where

the referenced documents have been publicly filed. In addition, any document that was not publicly filed has been attached to this letter as Exhibit A.

Comment:	*Provide further detail regarding material developments related to your involvement with the company and its representatives, In this regard, we note the correspondence in the autumn of 2008 between the company and the Wintergreen parties with respect to the terms of the settlement and standstill agreement. Please provide a summary of the material terms of the initial company proposed agreement, the material revisions you proposed and the reasons why you believe the agreement, as initially proposed, would not have been within your and/or shareholders' best interests.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically, the last bullet point on Page 8 of the Proxy Statement under the heading "Background to the Solicitation," has been revised to disclose (i) a summary of the terms of the standstill agreement proposed by the company and Wintergreen's response to such agreement and (ii) why Wintergreen believes the proposed agreement was not in Wintergreen's or the shareholders' best interests.

Comment: *Please revise to clarify that the company accepted the nominations of Mr. John J. Allen and Mr. Jeffrey B. Fuqua as proposed by you in your letter to the company dated November 20, 2008. We note that both directors are included in the company's slate of directors up for election at the next annual meeting.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically, the final bullet point on page 9 of the Proxy Statement, under the heading "Background to the Solicitation," has been revised to disclose that the company is nominating two of Wintergreen's initial proposed nominees, John J. Allen and Jeffrey B. Fuqua as part of the company's slate of nominees.

Proposal 1-Election of Directors

Comment: *Please clarify that if the current nominees you are presenting in your proxy statement are elected and Messrs. Fuqua and Allen are elected, five of the eleven- member board would consist of Wintergreen candidates.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically, the supporting statement of Proposal 1 has been revised to disclose that the company has added to its slate of nominees, Messrs. Fuqua and Allen, two nominees initially proposed by Wintergreen.

Comment: *Please revise the biographical information of Ms. Neal such that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biography to ensure that you completely describe Ms. Neal's business experience for the past five*

years and disclose the dates of experience by <u>month</u> and <u>year</u>. In this regard, there appears to be a gap and/or ambiguity with respect to the period from March 2008 through to the present.

Response: The Proxy Statement has been revised to reflect this comment. Specifically, Ms. Neal's biography has been revised to disclose the fact that she has been retired since March 2008.

Comment: *We note the participants reserve the right to vote for a substitute nominee. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically, the statements "In addition, Wintergreen reserves the right to nominate substitute persons if CTO makes or announces any changes to its By-laws or Certificate of Incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Wintergreen Nominees. In any such case, Shares represented by the enclosed GREEN proxy card will be voted for such substitute nominees" has been deleted from the end of the supporting statement of Proposal 1.

However, as disclosed in the Proxy Statement, Wintergreen continues to reserve the right to vote for substitute nominees in the event that a bona fide nominee is unable to serve or for good cause will not serve. Wintergreen does not currently have a substitute nominee to be included in the Proxy Statement. We do not believe that Wintergreen is required to have one at this time or to name and provide biographical information with respect to any such substitute nominee(s). Although Rule 14a-4(d)(1) does not confer the authority to vote for any person that is not a bona fide nominee as stated above, Rule 14a-4(c)(5) grants a proxy discretionary authority to vote for the election of *any* person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve. Indeed as noted by the Commission in the final release relating to amendments to its rules, adopted under Section 14(a) and 23(a) of the Securities Exchange Act of 1934, SEC Rel No. 34-2376 (January 12, 1940), the Rule X-14A-2 (the predecessor to Rule 14a-4(c)(5)) was amended to clarify the provision that discretionary authority may be sought in respect of elections to office in those cases in which a bona fide nominee is named in the proxy statement for each of the offices to be filled. Where a bona fide nominee is named and authority is sought to vote in favor of his election it is also permissible to solicit discretionary authority to vote for the election of any other person to the office involved. According to the Release, this provision was included in order that the proxy may be

voted for a substitute in the event a vacancy in the original slate of nominees is occasioned by death or other unexpected occurrence or in the event that in a proxy contest it becomes necessary to elect a compromise slate of nominees.

Proposal 2-Declassification of the Board of Directors

Comment: *For each of proposals 2, 3, and 4, disclose in further detail the potential effects, both positive and negative, on existing security holders of the company if the current constitutive documents are amended or policy is adopted in the manner proposed.*

Response: The Proxy Statement has been revised to reflect this comment. Specifically Proposals 2, 3 and 4 have been revised to disclose the potential effects on existing security holders if the constitutive documents are amended or the policy is adopted in the manner proposed.

Comment: *Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:*

- *"[a] study by researchers…found a significant positive link between governance practices favoring shareholders ..,and firm value. , .,";*

- *[s]hareholder proposals recommending annual elections received, on average, 63.9% of the vote in the first half of 2007, according to RiskMetrics Group, ..,"*

- *"RMG also found the prevalence of classified boards...has fallen dramatically...,"*

- *"[m]ore companies than ever before have separated Chairman and CEO positions...,"; and,*

- *[t]he National Association of Corporate Directors includes independent board leadership as one of its key principles to strengthen corporate governance..."*

Where the basis of support is other documents such as the reports and articles you cite to in footnotes, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response: Support for each statement of assertion or belief, including the sources of the statements referenced above has been disclosed as footnotes to the Proxy Statement, and the relevant pages of any articles or reports providing such support have been attached to this letter as Exhibit B.

Proposal 3-Separation of the Offices of the Chairperson and Chief Executive Officer

Comment:	*Explain the basis, or provide support for, your belief that the Executive Cash Bonus Criteria plan is a "poorly thought out plan and exemplifies the hazard of having a joint CEO/Chairman leading the company."*
Response:	The Proxy Statement has been revised to reflect this comment. Specifically, additional disclosure describing the Executive Cash Bonus Criteria and why Wintergreen believes it to be "poorly thought out and exemplifying the hazard of having a joint CEO/Chairman leading the company," has been included on Page13 of the Proxy Statement.

Solicitation of Proxies

Comment:	*It appears that you intend to solicit proxies via mail, telephonically, through telefax, email newspapers and the Internet Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.*
Response:	We confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.
Comment:	*Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.*
Response:	We do not plan to solicit proxies via internet chat rooms.
Comment:	*Please confirm that you will post your proxy materials on a specified, publicly- accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials, Refer to Release 34- 56135 available at http://www.sec.ipv/rules/final/2007/34-56135.pdf.*
Response:	We confirm that we will post the Wintergreen proxy materials on a specified publicly-accessible Internet web site (other than the Commission's EDGAR web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. In addition, the Proxy Statement has been revised to reflect this comment. Specifically, disclosure has been added to Page 5 of the Proxy Statement providing shareholders with notice of availability of proxy materials on a specified Internet Web site.

Other Participant Information

Comment:	*You have disclosed the information required by Item 5(b) of Schedule 14A only with respect to the Wintergreen nominees. Consistent with the requirements of Item 5(b) and Instruction 3 to Item 4 of Schedule 14A, please revise and provide the information called for with respect to each*

participant.

Response: The Proxy Statement has been revised to reflect this comment. Specifically disclosure required by Item 5(b) has been provided with respect to Wintergreen under the heading "Other Participant Information."


Other Matters and Additional Information


Comment: *You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.*

Response: We intend to disseminate the Proxy Statement after the distribution of the company's Proxy Statement.


*   *   *   *   *   *

We have been authorized by Wintergreen to represent to the staff of the SEC that:


● the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Should you have any further questions, please do not hesitate to call me at (212) 574-1230.


Very truly yours,

/s/ Fola Adamolekun
Fola Adamolekun

SK 25133 0011 9779

Exhibit A

Supplemental Material for Background to the Solicitation

1. Letter dated September 16, 2008 in which CTO responded to Wintergreen's initial request on May 30, 2008 for access to CTO's corporate records.

2) Email dated November 25, 2008 in which CTO informed Wintergreen that it would not provide any further documents.

3) CTO's motion to postpone the hearing on Wintergreen's application to inspect the corporate books and records.

4) Motion granting CTO's motion to postpone the hearing on Wintergreen's application to inspect the corporate books and records.

Holland+Knight

Tel 407 425 8500
Fax 407 244 5288

Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, FL 32801-3461
www.hklaw.com

September 16, 2008

David A. Jones
407 244 1133
david.jones@hklaw.com

VIA E-MAIL ONLY

Mark Francis Raymond, Esq.
Broad and Cassel
One Biscayne Tower
2 South Biscayne Boulevard
Suite 2100
Miami, Florida 33131-1811

E Mail: mraymond@broadandcassel.com

> Re: Production of Documents by Consolidated-Tomoka Land Co.
> ("Consolidated") to Wintergreen Advisers, LLC ("Wintergreen");
>
> Reply to your letter sent via e-mail on August 29, 2008

Dear Mark:

This is in reply to your letter to me sent via e-mail on August 29, 2008. To begin with, Consolidated categorically denies your general allegations with respect to:

1)   any alleged "pattern of deficient responses to Wintergreen's May 30, 2008 demand letter";

2)   any alleged "significant gaps found in the e-mails provided by CTO on August 5th";

3)   any alleged "lack of completeness as concerns CTO's responses to Wintergreen's statutory demand"; and

4)   any alleged "significant, and extraordinary, delays in CTO's responses to [Wintergreen's] requests and follow-up questions.

With respect to the "gaps" alleged in your letter, in case you were not aware, your client specifically requested during the document production at

Consolidated's offices that it not be shown any documents with respect to transactions completed prior to May 30, 2008 that had not yet been publicly reported in Consolidated's financial statements -- so as not to raise any potential issues with respect to trading based on "inside information." That request was honored both during the initial on-site production, and in all subsequent productions. Further, as a general matter, Consolidated will not be re-producing in any electronic format any documents, files or information that have previously been produced in hard copy format for on-site copying or scanning by Wintergreen.

With respect to the specific alleged "deficiencies in the production via the flash drive" referenced in your August 29th letter, Consolidated responds as follows:

The reason that many e-mails were produced in hard copy at Consolidated's offices but were not included on the subsequently provided flash drive is that many of the older e-mails had been printed in hard copy and stored in Consolidated's paper files, but were no longer contained on Consolidated's computer system. Prior to the "litigation hold" implemented at Wintergreen's request, Consolidated employees were permitted to delete from the computer system e-mails (and other documents) that were no longer needed. For example, prior to receipt of your "litigation hold" notice, it was a common practice for Consolidated employees to delete e-mails and other documents relating to a particular transaction after that transaction had closed and the employee had concluded that the documents were no longer likely to be needed for current business purposes. Some employees deleted e-mails more routinely than others. To the extent that a given e-mail was deemed by the employee to have continuing relevance at the time of its deletion, in most instances a hard copy of the e-mail was printed and placed in the appropriate file.

The alleged "dramatic decline in the number of e-mails produced for each month prior to January 2007" has a similar, non-sinister explanation. First of all, Consolidated experienced a server crash in early February 2007 that resulted in a total loss of stored e-mails for some users, a partial loss for some users, and no loss for some users. The level of data loss appears to have been related to the initial configuration of the particular user's workstation. Second, it is only logical that, in accordance with the general e-mail practice discussed in the preceding paragraph, older e-mails that were no longer material to Consolidated's business needs were deleted over time and no longer on the system as of the date of Wintergreen's original document request, whereas a greater percentage of newer e-mails of continuing business vitality were still resident on Consolidated's computer system.

With respect to the "trigger words" list previously furnished to you that was used for purposes of Consolidated's automated e-mail search, that list is not nor was it intended to be an "all encompassing" list of all searches run by Consolidated. It was merely the foundation document that was utilized by the Consolidated staff person who ran the searches. The searcher then applied common sense, simple logic and Boolean search logic to run searches on various derivatives of the "trigger words". Some of the "trigger words" on the list used by Consolidated were intentionally misspelled because the words were misspelled in various documents and e-mails. Other misspellings were the result of typographical errors by the person who actually typed up the "trigger word" list. In any event, searches were run using both the correct spellings and the alternative misspellings so as to capture responsive documents -- regardless of whether or not the original document contained misspellings.

Many of the derivative "trigger words" in the proposed supplemental alternate list attached to your letter were in fact searched. Some of the proposed "trigger words" on the list attached to your letter are too global to have any forensic value for purposes of an automated document search. For example, as you presumably are aware, Consolidated's offices are located on Cornerstone Boulevard. Thus, searching for the term "Cornerstone" would yield a massive amount of non-responsive outbound e-mails as that word is included on Consolidated's letterhead (actual and virtual), appears on virtually every piece of inbound and outbound correspondence, and is contained in the "virtual signature block" for most Consolidated employees. Similarly, following are but a few further examples of overbroad and non-useful search terms that, if searched standing alone and not in context, would result in a huge number of non-responsive and irrelevant "hits":

- "Billboard sites" is an overbroad term and is well beyond the scope of Wintergreen's original document request. While Consolidated has approximately fourteen "billboard sites," all of them in the aggregate represent but a very small portion of Consolidated's overall revenue stream (not more than $80,000 per year in any of the last three years) -- all of which was disclosed in the financial data that has already been produced to Wintergreen. Furthermore, searching this term would likely result in many irrelevant "hits" (e.g. e-mails relating to access to billboards, supplying power to billboards, easement issues, etc.). Once again, e-mails at this level of minutia do not appear to be even marginally relevant to the ostensible purposes for which Wintergreen has made its document

requests.

- "LPGA" is a term that has been used, in whole or in part, for a number of projects or prospective projects, and is not unique to the LPGA International golf course/club property. In addition, the term "LPGA" is a term contained within "LPGA Boulevard" – the name of a major commercial and retail boulevard in Volusia County that has its own I-95 exit.

- "Community Developers" is the partial name of a potential purchaser of a Consolidated property, as well as the partial name of a trade organization of which Consolidated is a member (Association of Florida Community Developers).

- "Duva" and "Dr. Duva": This is the name of a fairly high-profile Volusia County resident who is Consolidated's former landlord, a former purchaser of a Consolidated property, and an occupant of the property located at 1530 Cornerstone Boulevard. This is also the name of a Consolidated file relating to a prospective transaction that was never consummated. Searching either of these terms alone and out of context would yield hundreds of irrelevant and non-responsive e-mails.

- "Tournament Drive" is the name of a road currently under construction by Consolidated. Running an e-mail search under that term will yield many e-mails such as communications with consultants and vendors/contractors, communications regarding permitting issues, etc. – none of which have any relevance to the ostensible purposes for which Wintergreen has made its document requests.

Notwithstanding the foregoing, as a show of good faith, Consolidated is in the process of conducting new searches of many of the new "trigger words" contained in the attachment to your letter and will produce any additional, relevant e-mails that result from these new searches. This will be done pursuant to a timetable that does not place undue strain on Consolidated personnel in light of their other business duties, but we estimate that a new "trigger word" search" of Consolidated's e-mails can be accomplished within approximately thirty days. Please note that these additional searches will be run using only the exact, verbatim new search terms requested by Wintergreen; Consolidated will not be running any additional Boolean searches nor will it attempt to divine what derivative terms might be extrapolated from the exact

terms listed in the attachment to your letter.

With regard to the alleged "deficiencies" in the "universe of e-mails that were selected for searching," I am informed that all material users' entire e-mailbox was searched – not just their in and out boxes. I am also informed that the vast majority of e-mail traffic on the lpgainternational.com domain would be day to day communications between employees of the golf course operation or between such employees and club members, guests and supply/service vendors. Such mundane communications are not reasonably likely to include relevant, responsive information.[1] For example, the lpgainternational.com domain is used by members and the public to make tee times and restaurant reservations, and is used for day to day communications between the golf course operation and its vendors (e.g. to place orders for service and supply deliveries). As we have previously pointed out, these types of communications bear no relation to and shed no light upon the legality/propriety of the manner in which Consolidated's officers are managing the company or upon the value of the company's stock. Wintergreen's dogmatic demands for such minutia cast doubt upon the legitimacy of its motives.

I have already clearly stated Consolidated's position with respect to your demand for documents related to the minutia of the day to day affairs of LPGA International as opposed to documents reflecting LPGA International's impact on Consolidated's overall financial position, which impact is fully disclosed in Consolidated's public filings and in other documents made available to Wintergreen. Accordingly, I will not belabor that position in this letter. Suffice it to say, however, that LPGA International's losses over the last three fiscal years represent less than 7% of Consolidated's overall financial results and LPGA International's impact on Consolidated's financial condition has been fully disclosed in Consolidated's public filings and in other financial data that has already been produced to Wintergreen. Accordingly, we do not believe that the production of additional information relating to LPGA International's operational business affairs is within the scope of Wintergreen's statutory rights as a Consolidated shareholder (or representative thereof) for purposes of ascertaining the value of Consolidated's stock and determining whether Consolidated's business affairs are being properly administered by its corporate officers.

---

[1]   Furthermore, Consolidated did not obtain ownership/control of the LPGA International server until April 26, 2007, of its e-mails until May 7, 2007, and of its internet domain until June 15, 2007. Accordingly, Consolidated had no control over the operation of LPGA International's computers, or over the deletion of any data residing thereon, prior to these dates.

Notwithstanding Consolidated's strong belief that it has no legal obligation to produce such documents to Wintergreen, if Wintergreen continues to insist on the production of LPGA International e-mails, Consolidated is prepared to honor that request subject to the following conditions:

1)   The search, review and production process will take place in accordance with a schedule to be established by Consolidated so as not to unduly interfere with other, more pressing, business matters.

2)   If Wintergreen wishes for the production to occur on a more expedited timetable, it must agree to Consolidated being permitted to designate various general categories of documents as being subject to the terms of the existing Confidentiality Agreement and must waive its past insistence that all documents be individually identified and stamped as confidential. Examples of the categories of e-mails that Consolidated would likely designate as confidential include e-mails relating to member relations (e.g. an e-mail memorializing a complaint about a member or guest being overly intoxicated or behaving in a manner that the employee or other guests deemed inappropriate, e-mails relating to personnel matters, e-mails related to billing matters, e-mails relating to tournaments and other on-site events, communications with service and product vendors, etc.). Absent such an agreement, the process of reviewing each individual document for responsiveness, privilege, relevance, etc. will dramatically extend the production timetable.

3)   Consolidated will have to seek and obtain Buena Vista Hospitality Group's (the management company responsible for the day to day operation of LPGA International's business) consent prior to producing any e-mails that it may assert are privileged, confidential or otherwise not subject to disclosure to a third party and, if appropriate, will require Wintergreen to indemnify both Consolidated and Buena Vista Hospitality Group against any claims made as a result of improper disclosure or use of such e-mails.

4)   Wintergreen shall reimburse Consolidated for the full expense of all production of LPGA International documents -- including search, labor and copying expenses -- prior to any actual production of documents to Wintergreen.

Consolidated's willingness to produce additional LPGA International documents on a limited basis and subject to the conditions set forth above is not, and should not be interpreted as, an admission by Consolidated that Wintergreen has any legal right to such documents. This offer is being made solely as part of Consolidated's continuing good faith effort to accommodate Wintergreen's requests to the extent reasonably possible without undue expense and inconvenience, and is being made subject to a full reservation of rights to contest the legitimacy of any particular document request (past, present or future) made by Wintergreen.

I am informed that the only domain names owned or used in connection with Consolidated's business (other than ctlc.com, which has already been searched, and lpgainternational.com, which is discussed in detail above) are consolidatedtomoka.com and indigocommercialrealty.com. Use of the consolidatedtomoka.com has largely been abandoned in favor of the shorter and more user friendly ctlc.com domain. Nonetheless, any e-mails sent to a Consolidated employee at their consolidatedtomoka.com e-mail address are automatically forwarded to their ctlc.com e-mail address and would have been picked up in the search already conducted. The indigocommercialrealty.com domain has no e-mail function associated with it; anyone clicking on that URL is merely forwarded to the ctlc.com website.

Finally, I am informed that business e-mails would not routinely be sent either to or from the personal e-mail accounts of any Consolidated employees, except perhaps in an instance where an employee forwarded an item from their work account to their personal account for convenience purposes (in which case the original location of the item would be Consolidated's computer system). In any event, absent definitive authority to the contrary, we believe that Consolidated has neither a legal right to obtain, nor a legal obligation or ability to produce, data that might be contained on computers or mobile devices owned by its employees.

Wintergreen's "comments, questions and additional requests," as set forth in Wintergreen's August 29th letter to Consolidated, are currently being researched and will be the subject of a separate reply that will be sent to you as soon as is reasonably practicable.

Sincerely,



David A. Jones

cc: Tom McAleavey, Esq.
Robert F. Apgar, Esq.

5598566_v2

Franzese, Debra

From:	Mark Raymond [mraymond@broadandcassel.com]
Sent:	Tuesday, November 25, 2008 5:38 PM
To:	Cohernour, Liz; Winters, David
Cc:	Geary, Dan; Graff, Steven; Poglinco, Patricia; Ronald Albert, Jr.; Adamolekun, Fola

Subject: FW: Outstanding CTO Documents to Wintergreen

Dear Liz and David,

In light of the response below which I just received from CTO's counsel at H&K, it is clear that no further documentation is going to be provided. Therefore, based on our calls last week, I believe you want us prepare a Complaint seeking a Court order directing a turnover of the documents. I can have it ready for your review after the Thanksgiving holiday. We will give these turkeys an early Christmas present!

Please confirm that this is what you would like us to do.

Best wishes for a healthy and bountiful Thanksgiving,

Mark

Mark F. Raymond, P.A.
MANAGING PARTNER
ONE BISCAYNE TOWER, 21ST FLOOR
2 SOUTH BISCAYNE BLVD.
MIAMI, FL 33131
TELEPHONE: (305) 373-9400
FACSIMILE: (305) 373-9443

BROAD and CASSEL
ATTORNEYS AT LAW
BIO
DIRECT LINE: (305) 373-9425
DIRECT FACSIMILE: (305) 995-6385
E-MAIL: mraymond@broadandcassel.com

www.broadandcassel.com

From: David.Jones@hklaw.com [mailto:David.Jones@hklaw.com]
Sent: Tuesday, November 25, 2008 4:30 PM
To: Mark Raymond
Cc: Ronald Albert, Jr.
Subject: RE: Outstanding CTO Documents to Wintergreen

Mark:

Sorry for the delay in responding, but my schedule has been crazy lately. Based on your e-mail below, it appears that there must have been some misunderstanding or miscommunication between the parties during their conference calls. The letter from Consolidated to Wintergreen dated November 11, 2008 and my letter to you dated September 16, 2008 correctly state Consolidated's position with respect to further searches or delivery

3/19/2009

of electronic data.

Best regards and have a good holiday weekend.

David

Holland + Knight

David A. Jones
Partner - Commercial and Financial Institutions Litigation

From: Mark Raymond [mailto:mraymond@broadandcassel.com]
Sent: Friday, November 14, 2008 4:47 PM
To: Jones, David A (ORL - X21133)
Cc: Ronald Albert, Jr.
Subject: Outstanding CTO Documents to Wintergreen

David,

During the recent conference calls between CTO and Wintergreen, CTO stated that it is still working on the searches of electronic documents, including archives, that are responsive to Wintergreen's inspection demand. Can you provide me with a status report regarding CTO's progress and an estimate of when the records will be produced? Thank you and enjoy your weekend.

Be well,
Mark

Mark F. Raymond, P.A.
MANAGING PARTNER
ONE BISCAYNE TOWER, 21ST FLOOR
2 SOUTH BISCAYNE BLVD.
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"MMS <broadandcassel.com>" made the following annotations on 11/14/08 16:46:20

3/19/2009

"MMS <broadandcassel.com>" made the following
annotations on 11/25/08 17:38:41

3/19/2009

Document 3

IN THE CIRCUIT COURT OF THE SEVENTH JUDICIAL CIRCUIT
IN AND FOR VOLUSIA COUNTY, FLORIDA

WINTERGREEN ADVISERS, LLC,
a Delaware limited liability company,

        Plaintiff,

v.

                                       CASE NO.: 2008-34677-CICI
                                       DIVISION: 32 – Judge William A. Parsons

CONSOLIDATED-TOMOKA LAND CO.,
a Florida corporation,

        Defendant.

_____/

DEFENDANT'S MOTION TO POSTPONE HEARING SCHEDULED FOR 2/17/09 ON PLAINTIFF'S VERIFIED APPLICATION FOR COURT ORDERED INSPECTION OF DEFENDANT'S RECORDS AND TO USE HEARING TIME TO CONDUCT A CASE MANAGEMENT CONFERENCE

        Defendant, Consolidated-Tomoka Land Co. ("Consolidated" or "CTO"), hereby requests that this Court decline to conduct a final hearing on the merits of this action as noticed by Plaintiff, Wintergreen Advisers, LLC ("Wintergreen") for a 30 minute hearing beginning at 2:00 p.m. on Tuesday, February 17, 2009. Consolidated suggests instead that this 30 minute hearing be utilized to allow the parties to provide the Court with a brief summary of the legal and factual issues in the case, and to conduct a case management conference for purposes of establishing discovery and other deadlines and setting a date for a final evidentiary hearing on the merits. Consolidated suggests that the 1/2 hour hearing unilaterally scheduled by Wintergreen (without consulting Consolidated or its counsel) does not provide nearly enough time for this Court or for the parties to fully address the complex factual and legal issues inherent in this case. In support of the instant motion (the "Motion"), Consolidated states:

        1.   Wintergreen initiated this action by filing its Verified Application for Court Ordered Inspection of Defendant CTO's [Consolidated's] Records ("Application") on or about

December 31, 2008. The Application was served on Consolidated on January 5, 2009 and Consolidated timely filed its Answer to Wintergreen's Application on January 26, 2009 (January 25th falling on a Sunday).

2.   Wintergreen's Application consists of a single count – for a court ordered inspection of Consolidated's business records pursuant to Florida Statutes Section 607.1604(2) which provides as follows:

> **607.1604 Court-ordered inspection.--**
>
> . . . .
>
> (2) If a corporation does not within a reasonable time allow a shareholder to inspect and copy any other record, **the shareholder who complies with s. 607.1602(2) and (3)**, may apply to the circuit court in the county where the corporation's principal office (or, if none in this state, its registered office) is located for an order to permit inspection and copying of the records demanded. The court shall dispose of an application under this subsection on an expedited basis.

(emphasis added).

3.   As set forth in Section 607.1604(2), a condition precedent to a shareholder's entitlement to apply for a court order compelling a corporation to permit the shareholder to inspect (or further inspect, in this case) its business records is that the shareholder has complied with the provisions of Section 607.1602(2) and (3). These sections provide as follows:

> (2)   A shareholder of a corporation is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder meets the requirements of subsection (3) and gives the corporation written notice of his or her demand at least 5 business days before the date on which he or she wishes to inspect and copy:
>
> (a)   Excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders, and

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records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection under subsection (1);

(b) Accounting records of the corporation;

(c) The record of shareholders; and

(d) Any other books and records.

(3) **A shareholder may inspect and copy the records described in subsection (2) only if:**

   (a) **The shareholder's demand is made in good faith and for a proper purpose;**

   (b) **The shareholder describes with reasonable particularity his or her purpose and the records he or she desires to inspect; and**

   (c) **The records are directly connected with the shareholder's purpose.**

(emphasis added).

4. Thus, as a condition precedent to obtaining the relief it seeks, Wintergreen, as the party seeking affirmative relief from this Court, has the burden of proving:

   a) that its document demands were made in good faith and for a proper purpose;

   b) that it has described with reasonable particularity its purpose in seeking the documents and the records that it seeks to inspect; and

   c) that the records it seeks are directly connected with a proper shareholder purpose.

In its Answer, Consolidated has denied many of the material factual allegations of Wintergreen's Application and has raised various affirmative defenses, including that Wintergreen's document requests do not comply with any of the above three conditions -- all three of which must be complied with in order for Wintergreen to be entitled to the relief it seeks in this action. Under the fundamental principles of due process, Consolidated is entitled to take discovery on these issues and to a full evidentiary hearing of sufficient length to entitle Consolidated to fully present

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evidence and argument on the issues. Vollmer v. Key Development Properties, Inc., 966 So.2d 1022, 1027-28 (Fla. 2d DCA 2007).

5.   This is not a case in which Consolidated has cavalierly ignored Wintergreen's document requests. To the contrary, Consolidated has spent hundreds of man hours and tens of thousands of dollars in costs and legal fees substantively responding to Wintergreen's requests over a period of many months. Indeed, to date Consolidated has produced over 70,000 pages of documents in response to Wintergreen's requests. Faced with serial requests by Wintergreen, however, for additional documents, for answers to certain follow up questions allegedly raised by the documents already produced,[1] and for the re-production in other formats of documents already produced, Consolidated eventually determined that it had already gone above and beyond its statutory document production obligations to Wintergreen and declined further production.

6.   A "proper purpose" for a shareholder's request for corporate records is a "purpose reasonably related to such person's interest as a shareholder." Fla. Stat. §607.1602(9). Thus, in Oil Conservationists, Inc. v. Gilbert, 471 So. 2d 650, 652-53 (Fla. 4th DCA 1985), the Fourth DCA held that:

   a)   a "proper purpose" for a shareholder's inspection of corporate books and records is one that is lawful in character and is not contrary to the interests of the corporation;

   b)   the inspection demand must be one whereby the shareholder seeks information bearing on the protection of its interest (or that of other shareholders) **and is not made merely for satisfaction of the shareholder's curiosity or as part of a general fishing expedition**; and

   c)   **it is not sufficient for the shareholder merely to allege a proper purpose; in each case, the facts must be examined.**

---

[1]   While Chapter 607 requires a corporation to comply with certain document requests made by one of its shareholders, a shareholder has no statutory right to submit interrogatory-like questions to a corporation or to demand answers thereto.

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(emphasis added). Similarly, in <u>News-Journal Corp. v. State</u>, 187 So. 271, 272 (Fla. 1939), the Florida Supreme Court held that a shareholder's document inspection request will not be granted to the corporation's detriment to accommodate a fishing expedition on the part of the shareholder and that the shareholder's request must have a direct relation to its legal interests and must be made for a just and reasonable purpose (inspection will be denied if shareholder's purpose is hostile or inimical to corporation's interest or if shareholder seeks merely to embarrass corporation to further a bitter or vindictive motive; shareholder held not entitled to corporate trade secrets or confidential information that do not affect the corporation's financial status or the value of its stock).

      7.   The most oft-cited "proper purposes" for a shareholder's demand for corporate records are where the documents are requested:

          a)   to enable the shareholder to value the company's stock; and/or

          b)   to enable the shareholder to determine whether the corporation's affairs are being properly administered.

See, e.g., <u>URT Industries, Inc. v. Scorpio Music, Inc.</u>, 567 So. 2d 1 (Fla. 3d DCA 1990). As noted in <u>Gilbert</u>, 471 So.2d at 653, however, **it is not sufficient for the shareholder merely to allege a proper purpose; in each case, the facts must be examined.** And as held in <u>Jeweler's International Showcase, Inc. v. Mandell</u>, 529 So. 2d 1211 (Fla. 3d DCA 1988), a shareholder seeking to determine the value of its stock is only entitled to inspect such documents as income tax returns, general ledgers, balance sheets, profit and loss statements and stock books; such a **shareholder is not necessarily entitled to all of the corporation's financial books and records.**

8.   Wintergreen cited these "boilerplate" purposes (to enable it to value Consolidated's stock and to enable it to determine whether Consolidated's affairs were being "properly administered by its officers") in its initial letter demanding inspection of Consolidated's corporate books and records, in its subsequent requests for inspection, and in its Application to this Court.

9.   As to Wintergreen's purported need for the requested documents to enable it to "value" Consolidated's stock, Consolidated is a publicly traded corporation that is subject to extensive SEC requirements regarding public disclosure of financial and other material information and its stock price at any given time is readily ascertainable as evidenced by its then current share price on the open market. In Polygon Global Opportunities Master Fund v. West Corp., 2006 WL 2947486 (Del. Ch. 2006), a stockholder sought to inspect certain records of a public company, that were not included in the company's public filings, in order to value its stock for appraisal purposes. The Court held that the stockholder had not shown that the information made publicly available by the corporation omitted information that is "necessary, essential and sufficient for its [the shareholder's] purpose." Id. at *4. The Court further noted that "[t]here is a dichotomy in section 220 cases between publicly traded companies and closely held companies. With regard to the former, public SEC filings typically provide significant amounts of information about a company, and decisions granting section 220 demands are narrowly tailored to address specific needs, often in response to allegations of wrongdoing. In contrast, stockholders in non-publicly traded companies do not have the wealth of information

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provided in SEC filings and are often accorded broader relief in section 220 actions."[2] See generally State ex rel. Miller v. Loft, Inc., 156 A. 170 (Del. Sup. Ct. 1931).

10.   Wintergreen's follow up document requests and related communications with Consolidated make vague allegations as to the possibility of certain unspecified conflicts of interest on the part of Consolidated's board and management. Despite having already reviewed over 70,000 pages of Consolidated records (including board minutes, committee meeting minutes, internal and external e-mails, and closing documents from many business transactions engaged in by Consolidated over the last several years), however, Wintergreen has been unable to point to a single instance of misconduct or conflict of interest on the part of a single Consolidated officer or board member. In addition, Wintergreen has recently begun to express disapproval with certain aspects of Consolidated's business plan and financial performance -- though it has not (and cannot) allege any illegality or impropriety with regard to the general conduct of Consolidated's business or with any particular transaction. The simple truth, as set forth in Consolidated's answer, is that Wintergreen is currently engaged in a heated shareholder proxy battle with Consolidated's board and management and, upon information and belief, is attempting to misuse its rights under Florida statutes to mount a desperate fishing expedition for documents that might possibly aid it in that proxy battle.[3]

---

[2] *See also* DPF, Inc. v. Interstate Brands Corp., 1975 WL 1963, at *3 (Del. Ch. 1975) ("the stock is not only traded on the New York Stock Exchange but it is also registered with the Securities and Exchange Commission pursuant to Section 12 of the Securities Act of 1934.... [T]he plaintiff could well already have access to all the information that it is reasonably and fairly entitled to receive for the purpose stated [valuation of stock]. The plaintiff is not entitled to engage in a fishing expedition. ").

[3]   Cf. National Consumers Union v. National Tea Co., 302 N.E.2d 118 (Ill. App. 1973), a consumer's organization and an individual each owned one share of the corporation's stock. They asserted that they wanted to examine the corporation's books and records in order to solicit proxies. Since there was evidence showing that they had previously engaged in a course of conduct inimical to the corporation's interests and indicating that their true goal was to engage in a "fishing expedition" through the corporation's books and records searching for further ammunition to "sensitize" the corporation to consumer demands, the court held that a proper purpose had not been shown.

11.   While Florida law is sparse on the subject of what constitutes a "proper purpose" for a shareholder document request, Florida's statute is based on the Model Business Corporations Act ("MBCA"). Therefore, case law in other states that have adopted the MBCA -- particularly Delaware case law -- is instructive. In each of the following cases, the courts determined that the shareholder had an improper purpose for demanding to inspect corporate records:

- Thomas & Betts Corp. v. Leviton Mfg. Co., 681 A.2d 1026 (Del. 1996) – The stockholder sought to investigate **possible** waste and mismanagement, pointing to the corporation's purportedly substandard financial performance, failure to pay dividends, poor cash flow and higher than average expenses. The court found that the stockholder's allegations were lacking in record support and that the stockholder acquired its shares in the corporation with the acknowledged purpose of acquiring the company and concluded that the plaintiff's initial primary purpose in seeking a books and records inspection was to exert pressure on the corporation's controlling shareholder to negotiate a sale of his controlling interest or, alternatively, the entire company, which was an improper purpose.

- Highland Select Equity Fund, L.P. v. Motient Corp., 906 A.2d 156 (Del. Ch. 2006) – The stockholder sought access to the corporation's books and records purportedly to investigate **suspected** mismanagement and for use in conjunction with an ongoing proxy contest. The demand letter was 25 pages, single-spaced, and included 47 categories requiring the production of "all books, records, documents and correspondence in the Company's possession, custody, or control that constitute, identify, discuss, evaluate, consider or address" a wide variety of issues. The corporation refused to comply with the demand claiming, among other things, that the stockholder failed to show a proper purpose, and that the demand was unreasonably broad and burdensome. The court denied relief to the stockholder, stating that "the facts adduced at trial clearly suggest that [the stockholder's] purported purpose in bringing [the action] to gain information for use in its proxy fight verges on being a ruse. [The stockholder], from the beginning of this process, intended to file a proxy contest, and had all of the information it needed to take that step, whether from public filings or from [the stockholder's principal's] long service as a director [of the corporation]. [The stockholder] appears to have maintained its books and records demand in large part because it has derived utility from the demand itself as a rhetorical platform."

- Seinfeld v. Verizon Communications, Inc., 909 A.2d 117, 120 (Del. 1996) – In affirming the Court of Chancery's ruling, the Supreme Court of Delaware stated that mere suspicion or curiosity will not support a shareholder document request and that "[t]he Court of Chancery properly noted that a disagreement with the

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business judgment of Verizon's board of directors or its compensation committee is not evidence of wrongdoing and [does] not satisfy Seinfeld's burden under [Delaware's corporate records inspection statute]."[4]

12. Consolidated should be afforded the right of limited discovery to enable it to obtain and present evidence to this Court as to the actual purpose behind Wintergreen's document requests. The Court should not accept at face value Wintergreen's self-serving declarations of the reason for its requests. The rescheduling of the presently noticed hearing will enable Consolidated to take that discovery. Similarly, since the resolution of this case will depend in part on a fact intensive analysis, sufficient time must be allowed for the presentation of both evidence and argument on all of the relevant issues. The meager half hour unilaterally reserved by Wintergreen is woefully insufficient for this purpose.

13. Wintergreen's vague and wholly unsupported claims of potential conflict among Consolidated's officers and board members, and its unsupported claims of poor management, without more, cannot justify a fishing expedition of the type being pursued by Wintergreen. Claims of mismanagement and wrongdoing, when used as the asserted purpose for a corporate records request, must be supported by some evidence. *See* Thomas & Betts Corp. v. Leviton Mfg. Co., 681 A.2d 1026, 1031 (Del. 1996) (a stockholder must present some credible basis from which the court can infer that waste or mismanagement may have occurred); *see also* Security First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d. 563 (Del. 1997) (inspection to investigate possible wrongdoing where there is no "credible basis" is a license for "fishing

---

[4] *See also* Mattes v. Checkers Drive-In Restaurants, Inc., 2001 WL 337865 (Del. Ch. 2001) (finding that "[t]he evidence at trial did not show 'a credible basis' to support plaintiff's allegations of corporate wrongdoing when the evidence represented mere curiosity and disagreement with various business decisions and where there was a "substantial delay" in the plaintiff asserting his rights; judgment for defendant corporation on plaintiff's action to compel inspection of corporate books and records).

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Document 4

IN THE CIRCUIT COURT OF THE SEVENTH JUDICIAL CIRCUIT
IN AND FOR VOLUSIA COUNTY, FLORIDA

FILE COPY

WINTERGREEN ADVISERS, LLC,
a Delaware limited liability company,

      Plaintiff,

v.

CASE NO.: 2008-34677-CICI
DIVISION: 32 – Judge William A. Parsons

CONSOLIDATED-TOMOKA LAND CO.,
a Florida corporation,

      Defendant.

_____/

ORDER:

1) DEFERRING RULING ON PLAINTIFF WINTERGREEN'S VERIFIED APPLICATION FOR COURT-ORDERED INSPECTION OF DEFENDANT CTO'S RECORDS; AND

2) GRANTING DEFENDANT'S MOTION TO POSTPONE HEARING SCHEDULED FOR 2/17/09 ON PLAINTIFF'S VERIFIED MOTION FOR COURT-ORDERED INSPECTION OF DEFENDANT'S RECORDS AND TO USE HEARING TIME TO CONDUCT A CASE MANAGEMENT CONFERENCE

THIS CAUSE came before the Court for hearing on February 17, 2009, upon the following matters:

1)   Plaintiff Wintergreen's Verified Application for Court Ordered Inspection of Defendant CTO's Records, served January 5, 2009 ("Plaintiff's Application"); and

2)   Defendant's Motion to Postpone Hearing Scheduled for 2/17/09 on Plaintiff's Verified Application for Court Ordered Inspection of Defendant's Records and to Use Hearing Time to Conduct a Case Management Conference, served February 12, 2009 ("Motion for Continuance").

The Court, having heard argument of counsel on February 17, 2009, having reviewed the file and other submissions of the parties, and being otherwise duly advised, it is hereby ORDERED AND ADJUDGED as follows:

1.   The Court hereby defers ruling on Plaintiff's Application.

2.   Defendant's Motion for Continuance is hereby GRANTED as follows:

    a)   The Court will conduct a four (4) hour evidentiary hearing on Plaintiff's Application on Tuesday, April 28, 2009 commencing at 1:00 p.m.; and

    b)   The parties are directed to cooperate in accomplishing on an expedited basis any discovery a party deems necessary to prepare for the hearing on Plaintiff's Application even if this requires that discovery requests be responded to within periods shorter than those set forth in the Florida Rules of Civil Procedure – this provision shall not be construed so as to prevent any party from making legitimate, good faith, substantive objections or privilege assertions in response to discovery requests.

DONE AND ORDERED in Daytona Beach, Florida this _____ day of

2009.

WILLIAM A. PARSONS
CIRCUIT JUDGE

MAR 9 – 2009

SIGNED AND DATED

_____
WILLIAM A. PARSONS
CIRCUIT COURT JUDGE

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing was served via e-mail and

U.S. Mail this _____ day of March, 2009, upon:

Daniel S. Newman, Esq. and
Mark F. Raymond, Esq.
Broad & Cassel
One Biscayne Tower, 21st Floor
2 South Biscayne Boulevard
Miami, FL 33131
mraymond@broadandcassel.com
dnewman@broadandcassel.com

Stephen R. Ponder, Esq.
Van Houten, Ponder & Hahi, P.A.
114 South Palmetto Avenue
Daytona Beach, FL 32114
vhplaw@aol.com

Attorneys for Plaintiff

David A. Jones, Esq.
Holland & Knight LLP
Post Office Box 1526
Orlando, FL 32802
david.jones@hklaw.com

Attorneys for Defendant

_____
Judicial Assistant/Deputy Clerk

6097715_v2

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